SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Arqit Quantum Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0567U101

(CUSIP Number)

September 3, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0567U101	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON Notion Capital III GP LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,948,285
	6	SHARED VOTING POWER 244,209
	7	SOLE DISPOSITIVE POWER 15,948,285
	8	SHARED DISPOSITIVE POWER 244,209
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,192,494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.5%*
12	TYPE OF REPORTING PERSON OO

*

Percentage calculated based on 120,073,430 ordinary shares issued and outstanding as of October 6, 2021, as reported in Issuer’s Form F-1 (No. 333-259982) as filed with the Securities and Exchange Commission.

CUSIP No. G0567U101	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON MNL Nominees Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 244,209
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 244,209
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,209
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%*
12	TYPE OF REPORTING PERSON OO

*

Percentage calculated based on 120,073,430 ordinary shares issued and outstanding as of October 6, 2021, as reported in Issuer’s Form F-1 (No. 333-259982) as filed with the Securities and Exchange Commission.

CUSIP No. G0567U101	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer

Arqit Quantum Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

3 More London Riverside, 1st Floor, London SE1 2RE, United Kingdom

Item 2(a).	Name of Person Filing

Notion Capital III GP LLP

Item 2(b).	Address of Principal Business Office or, if None, Residence

91 Wimpole Street, London, W1G 0EF, United Kingdom

Item 2(c).	Citizenship

Not applicable.

Item 2(d).	Title of Class of Securities

Ordinary Shares.

Item 2(e).	CUSIP Number

G0567U101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Notion Capital III GP LLP

(a)    Amount beneficially owned:

        16,192,494 ordinary shares

(b)    Percent of class:

CUSIP No. G0567U101	SCHEDULE 13G	Page 5 of 7

13.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

15,948,285

(ii)	Shares power to vote or to direct the vote

244,209

(iii)	Sole power to dispose or to direct the disposition of

15,948,285

(iv)	Shared power to dispose or to direct the disposition of

244,209

MNL Nominees Limited

(a)	Amount beneficially owned:

244,209 ordinary shares

(b)	Percent of class:

0.2%

(c)	Number of shares as to which the person has:

(v)	Sole power to vote or to direct the vote

0

(vi)	Shares power to vote or to direct the vote

244,209

(vii)	Sole power to dispose or to direct the disposition of

0

(viii)	Shared power to dispose or to direct the disposition of

244,209

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. G0567U101	SCHEDULE 13G	Page 6 of 7

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G0567U101	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2022

Notion Capital III GP LLP

By:	/s/ Ian Milbourn
Ian Milbourn, Authorized Signatory

MNL Nominees Limited

By:	/s/ Stephen Geddes
Stephen Geddes, Authorized Signatory